Exhibit 99.1

Ecopetrol announces greater levels of investment for 2020: US$4.5 to US$5.5 billion

•	The investment plan is oriented towards maintaining the profitable and sustainable growth path initiated in recent years, while also promoting energy transition, with specific goals of carbon reduction, innovation, technology and digital transformation. The investment plan also aims to strengthen positive social and environmental impact for the regions in which the Company operates.
•	The solid financial results obtained during the 2019-2021 Business Plan have demonstrated the Ecopetrol Group’s resilience to price volatility and are expected to allow for increased investment in 2020 in a range of 25% to 53%, based on estimated figures for the year ended December 31, 2019.
•	This increased investment retains the principals of strict capital discipline and a focus on efficiencies to reduce the break-even price of projects and protect cash position. It is expected that the Ecopetrol Group would generate net positive earnings at approximately US$30 per barrel.
•	Eighty percent of investments are expected to be concentrated on upstream activities. The Ecopetrol Group is expected to organically produce 750,000 to 760,000 barrels of oil-equivalent per day in 2020.
•	The Barrancabermeja and Cartagena refineries are expected to collectively process an average throughput of 380,000 barrels per day. Investments in the Downstream segment are expected to be oriented toward optimization of maintenance costs, extending the use life of assets and continuing to improve diesel and gasoline quality, with expected sulfur levels of 10-15 ppm and 50 ppm, respectively.
•	US$85 million is expected to be invested in the Cartagena refinery on the project to connect the original crude unit, boosting its capacity to over 200,000 barrels per day in 2021, increasing the production of clean fuels and positioning the Ecopetrol Group to take advantage of commercial opportunities associated with the global reduction in maximum sulfur content for maritime fuels (Marpol International Convention for the Prevention of Pollution from Ships).
•	Ecopetrol is expected to invest over US$150 million in energy transition, carbon reduction and management of wastewater from operations, with emphasis on three key sustainability elements: energy, emissions and water.
•	The digital transformation is ongoing, with expected investments of US$126 million for innovation and technology, focusing on the use of artificial intelligence, block chain and bots to improve productivity and efficiency.
•	The Ecopetrol Group’s solid capacity to generate cash and produce efficiencies are expected to afford it a healthy level of leverage, with an expected gross debt/EBITDA ratio under 1.5x, in line with the 2019-2021 Business Plan.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that in 2020 the Ecopetrol Group (GE) plans to invest an expected US$4.5 to US$5.5 billion, 25% to 53% higher than the estimated 2019 figure for organic investment.

The plan approved by the Board of Directors, which prioritizes opportunities under strict capital discipline, is aimed at maintaining the Ecopetrol Group’s growth and consolidation momentum, producing efficiencies that ensure profitability with a focus on energy and environmental and social sustainability.

The plan was developed under the assumption of a projected Brent price of USD 50 to 60 per barrel. Within this range, the plan’s goal is to ensure a return on average capital employed (ROACE) of over 12%, which is expected to position Ecopetrol as one of the best value-generators among its peers, with projected efficiencies of COP 1.6 trillion, to be added to the over COP 11 trillion achieved in the past five years.

The plan assumes an equilibrium price of some US$30 per barrel at which positive net earnings would be generated in 2020, thus demonstrating the Ecopetrol Group’s resilience to fluctuating oil prices.

In line with the strategic priorities of the GEE, the plan focuses on disciplined growth in the upstream sector, to which 80% of total expected investments are projected to be allocated, thus affording organic production of 750 to 760 thousand barrels of oil-equivalent per day (oil and gas), and the incorporation of new proven reserves equivalent to at least 100% of annual production.

Seventy-eight percent of these investments are expected to be allocated to projects in Colombia, with the remainder to be invested in positioning and developing the Ecopetrol Group’s operations in the United States, Mexico and Brazil.

It is anticipated drilling 18 exploratory wells in the basins with the highest potential, particularly in Colombia, which represents a total of 16 of the 18 wells to be drilled.

The Ecopetrol Group also intends to continue its evaluation and development of offshore natural gas discoveries in the Colombian Caribbean, with investments expected to total US$76 million. In terms of non-conventional deposits, we expect to continue with the maturing of initiatives associated with the Comprehensive Non-Conventional Deposits Research Pilot Project (PPII) at Valle Medio del Magdalena and the scaling of development activities in the Permian Basin of Texas, United States.

Investment in the Downstream segment is expected to represent 11%, with the Midstream segment expected to represent 7% of investment allocation under the plan. These investments are expected to be oriented primarily toward ensuring the sustained reliability and profitability of operations at the Barrancabermeja and Cartagena refineries, and of the entire network of oil pipelines and poly-duct lines. The investments are also expected to allow for the optimization of future operating costs, through equipment upgrades and enhanced performance.

We highlight the project to connect the original crude unit of the Cartagena refinery with the new refinery, which is expected to result in increased capacity of over 200,000 barrels per day in 2021. This initiative calls for an expected investment of US$85 million in 2020, which is expected to increase the availability of clean products, promote improvement in the national fuel supply and position the Group to take advantage of commercial opportunities associated with Marpol.

In the Downstream segment, expected throughput for the refineries in 2020 is projected to be some 380 thousand barrels per day. Funds for fuel quality and wastewater management programs are also being considered, to ensure that effluents are increasingly clean.

The Midstream segment is expected to continue strengthening its profitability, supported by greater volumes for both oil pipelines and poly-ducts, better operating results and lower capital employed. Transported volumes are estimated at 1.2 million barrels per day, in line with expectations for the Colombia’s production of crude oil and the higher demand for refined products.

Finally, the plan includes funds for maturing projects in order to incorporate sources of renewable energy, the digital transformation program and the development and implementation of technologies to optimize the Ecopetrol Group’s operations along the entire production chain, as well as a strengthening of socio-environmental investment programs.

US$150 million is expected to be invested in energy transition and carbon reduction in 2020. Further, progress is expected to be made toward the goal of reducing 1.8 million tons of CO2 by 2022, in addition to the 5 million tons already reduced in the past five years.

The plan includes funding for the medium-term socio-environmental investment program, with an expected investment of COP 1.7 trillion for the upcoming three years, with a view to help close socioeconomic gaps and boost community sustainable development and wellbeing. The priority areas for the socio-environmental investment program are public and community infrastructure, public services, education, sports and health, rural development and business entrepreneurship.

To strengthen the digital transformation, US$91 million are expected to be allocated at capturing benefits associated with artificial intelligence, block chain and bot technologies, among others. An additional US$35 million are expected to be invested in leveraging new innovation processes, including creating strategic alliances and innovation ecosystems.

“This plan includes a significant increase in our investment to continue along the path of profitable and sustainable growth. It also blazes the trail for the Ecopetrol Group to make an orderly energy transition, in line with our commitment to contribute to the country’s energy security and to produce more clean energy that contributes to the wellbeing of all Colombians,” said Ecopetrol CEO Felipe Bayón Pardo.

The investment plan is expected to be financed with own resources. The Group’s solid cash position and low level of debt afford financial flexibility to take advantage of inorganic opportunities consistent with the Group’s strategy, while maintaining its capacity to react to potential changes in the macroeconomic environment.

It is also consistent with the best corporate governance practices of the Ecopetrol Group, which priorities continue to be operational excellence, a commitment to industrial safety and care for its workers, protection of the environment, ethics and transparency, and growth in collaboration with the communities.

Bogotá D.C., November 25, 2019

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets (a)

Fernando Suárez Tello

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co